Exhibit 99

zi corporation

news release

Zi Corporation Reports First Quarter Results

Revenues Almost Double From Prior-Year Period

CALGARY, AB, May XX15, 2003 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that results for its first quarter ended March 31, 2003, showed strong year-over-year improvements with revenues up almost two times those of the year-earlier period, a solid increase in gross margins and a significant reduction in net loss. (All monetary amounts in this release are expressed in Canadian dollars unless otherwise indicated.) Chief Executive Officer Michael Lobsinger said that this year's first quarter results reflect increased market traction coupled with considerable operational progress made over the past year as the Company concentrated on streamlining its operations, focusing its resources, and executing its business plan around its core Zi Technology business.

        Total revenues for the first quarter of 2003 rose 76 percent to $3.8 million from $2.1 million in last year's first quarter. This year's first quarter net loss was reduced to $1.7 million, or a loss per share of $0.04, from a net loss of $5.7 million, or a loss per share of $0.15, for the year-earlier period. Gross margin as a percentage of revenues for this year's first quarter improved to 97 percent, up from 94 percent for the first quarter of 2002.

        "Revenues for this period represent our best first quarter yet, reflecting the rapid pace of eZiText® implementations and new model devices models delivered to the market," Lobsinger said. "On a comparative basis, we generated excellent year-over-year revenue growth in the first quarter following the normal pattern of a seasonally strong fourth quarter, and we accomplished this in a challenging and uncertain global economic and political climate.

        "We are making a strong commitment to reaching profitability and positive cash flow during this year," Lobsinger added, "and I believe this year's first quarter results demonstrate the progress we are making in delivering on that commitment. Adjusted for costs to maintain short term financing arrangements and costs from our Oztime business unit pending its disposition, Zi would have generated positive cash flow from operations," said Lobsinger.

        The Company's core Zi Technology business continued to post impressive results. Revenues for the first quarter of 2003 rose 97 percent to $3.6 million from $1.9 million in the year-earlier period. The Zi Technology unit reported an operating profit for the 2003 first quarter of approximately $367,000, which is improved significantly from the $1.6 million loss for the prior year period.

        During the 2003 first quarter, 33 new handset models embedded with eZiText were released into the market bringing the total at March 31, 2003 to 249 compared to 87 a year earlier.

        The strong year-over-year financial and operational improvements were the result of the Company's focused execution on its core technology business, as it grew its worldwide customer

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ZI CORPORATION REPORTS FIRST QUARTER RESULTS
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base, expanded its brand to partners and global operators and helped existing customers deliver more Zi-enabled products to market. "Even though the world economy is facing a number of uncertainties and challenges in the coming quarters, we believe Zi is positioned for continued growth in the coming quarters thanks to our recent launch into the North American market with Kyocera and Samsung and continued penetration into the rapidly expanding European and Asia Pacific regions," Lobsinger said.

        Subsequent to the close of this year's first quarter, Zi paid and discharged its US$3.3 million secured credit facility that was due May 7, 2003 and entered into a new secured short term credit facility in the amount of US$1.94 million, which is due and payable on or before June 30, 2003. Continued operation of Zi depends upon refinancing the debt obligations due on June 30, 2003, achieving profitable operations in 2003 and satisfaction of remaining amounts due under a 2002 settlement agreement in respect to patent litigation. Extracts from the notes to financial statements for the period ended March 31, 2003 are included with this press release and provide detailed information respecting these qualifications and contingencies.

Conference Call
         As previously announced, Zi is conducting a conference call to review the financial results today at 9:00 AM EDT (Eastern). The dial-in number for the call in North America is 1-800-289-0488 and 1-913-981-5548 for overseas callers. A live webcast and 10-day archive of the call can be accessed at the Company's website at www.zicorp.com.

About Zi Corporation
         Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The Company's intelligent predictive text interfaces, eZiTap and eZiText, simplify text entry to provide consumers with easy interaction within short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet™, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

        Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

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ZI CORPORATION REPORTS FIRST QUARTER RESULTS
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For more information:

Investor Inquiries:

Allen & Caron Inc Zi Corporation	Zi Corporation
Jill Bertotti Dale Kearns, Chief Financial Officer	Dale Kearns, Chief Financial Officer
Phone: (949) 474-4300 Phone: (403) 233-8875	Phone: (403) 233-8875
E-mail: jill@allencaron.com E-mail: investor@zicorp.com	E-mail: investor@zicorp.com

Media Inquiries:
 Allen & Caron Inc
Len Hall
Phone: (949) 474-4300
E-mail: len@allencaron.com

TABLES FOLLOW

ZI CORPORATION REPORTS FIRST QUARTER RESULTS
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Zi Corporation
Consolidated Balance Sheets
	March 31, 2003	December 31, 2002	March 31, 2002
	(unaudited)	(audited)	(unaudited)
Assets
Current assets
Cash and cash equivalents	$4,513,839	$5,342,771	$9,045,649
Short-term investments	-	-	10,815,017
Accounts receivable	4,502,708	4,480,800	4,412,347
Work-in-progress and inventory	143,211	153,975	318,949
Prepayments and deposits	663,458	1,110,492	1,827,543
	9,823,216	11,088,038	26,419,505

Notes receivable	2,935,600	3,155,200	-
Capital assets - net	1,865,698	2,033,738	4,546,519
Intangible assets - net	1,539,722	1,986,937	14,296,340
Investment in significantly influenced company	-	-	-
	$16,164,236	$18,263,913	$45,262,364

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$6,175,363	$6,706,687	$4,044,326
Deferred revenue	911,404	798,268	820,137
Note payable	4,799,706	5,206,080	867,356
Current portion of capital lease obligations	118,891	158,952	192,898
	12,005,364	12,869,987	5,924,717

Capital lease obligations	22,865	32,977	120,674
	12,028,229	12,902,964	6,045,391

Contingent liabilities and going concern (notes 1 & 2)

Shareholders' equity
Share capital	96,872,449	96,502,449	95,881,873
Contributed surplus	314,722	240,573	-
Deficit	(93,051,164)	(91,382,073)	(56,664,900)
	4,136,007	5,360,949	39,216,973
	$16,164,236	$18,263,913	$45,262,364

See accompanying notes to consolidated financial statements.

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ZI CORPORATION REPORTS FIRST QUARTER RESULTS
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Zi Corporation
Consolidated Statements of Loss and Deficit
Three Months Ended March 31, (unaudited)	2003	2002

Revenue
License and implementation fees	$3,636,278	$1,850,290
Other product revenue	138,980	299,682
	3,775,258	2,149,972

Cost of sales
License and implementation fees	92,007	53,657
Other	20,494	78,722
	112,501	132,379
Gross margin	3,662,757	2,017,593

Operating expenses

Selling general and administrative	(3,203,408)	(3,596,610)
Litigation and legal (note 2)	(156,048)	(426,455)
Product research and development	(816,599)	(1,218,329)
Depreciation and amortization	(635,687)	(1,247,939)
Foreign exchange gain	30,842	(2,622)
Operating loss before undernoted	(1,118,143)	(4,474,362)
Interest on long term debt	(5,842)	(34,228)
Other interest	(559,256)	(1,318)
Interest income and other income	14,150	62,214
Equity interest in loss of significantly influenced company	-	-
Loss from continuing operations before income taxes	(1,669,091)	(4,447,694)
Income taxes	-	(12,750)
Loss from continuing operations	(1,669,091)	(4,460,444)

Discontinued operations
Loss from discontinued operations	-	(1,209,483)
Net loss	(1,669,091)	(5,669,927)
Deficit, beginning of year	(91,382,073)	(50,994,973)
Deficit, end of year	$(93,051,164)	$(56,664,900)

Basic and diluted loss from continuing operations per share	$(0.04)	$(0.12)
Loss from discontinued operations per share	-	(0.03)
Basic and diluted loss per share	$(0.04)	$(0.15)
Weighted average common shares	38,006,031	37,584,679
Common shares outstanding, end of period	38,014,250	37,723,350

See accompanying notes to consolidated financial statements.

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ZI CORPORATION REPORTS FIRST QUARTER RESULTS
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Zi Corporation
Consolidated Statements of Cash Flows
Three months ended March 31, (unaudited)	2003	2002

Operating activities:
Net loss from continuing operations	$(1,669,091)	$(4,460,444)
Items not affecting cash:
Loss on dispositions of capital assets	3,382	78,305
Depreciation and amortization	635,687	1,247,939
Interest expense	74,149	-
Funds applied to operations	(955,873)	(3,134,200)
Decrease (increase) in non-cash working capital	17,702	(1,503,118)
Cash flow applied to operations	(938,171)	(4,637,318)

Financing activities:
Proceeds from issuance of common shares	370,000	220,370
Repayment of note payable	(406,374)	(21,438)
Payment of capital lease obligations	(50,173)	(7,947)
	(86,547)	190,985

Investing activities:
Short-term investments	-	(2,237,514)
Purchase of capital assets	(7,420)	(66,650)
Proceeds from capital dispositions	3,594	-
Software development costs	(19,988)	(354,932)
Note receivable	219,600	-
Acquisition of subsidiaries net of bank indebtedness	-	(1,884,433)
	195,786	(4,543,529)

Discontinued operations	-	(1,055,453)

Net cash outflow	(828,932)	(10,045,315)
Cash and cash equivalents, beginning of year	5,342,771	19,090,964
Cash and cash equivalents, end of year	$4,513,839	$9,045,649

Non cash financing activity
Patent acquired through share issuance	$-	$790,000

Components of cash and cash equivalents
Cash	$4,513,839	$3,346,813
Cash equivalents	$-	$5,698,836

Supplemental cash flow information
Cash paid for interest	$565,098	$35,546

See accompanying notes to consolidated financial statements.

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Selected Notes to the Consolidated Financial Statements
 For the three months ended March 31, 2003

1.        GOING CONCERN BASIS OF PRESENTATION

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. The Company has incurred operating losses over the past three years. On May 7, 2003, the Company borrowed US$1.94 million through the issuance of a note payable due June 30, 2003. At present, Zi has not arranged replacement financing to repay the note and there can be no assurance that Zi will be successful in its efforts to complete such refinancing. On December 6, 2002, the Company settled a judgment in favour of Tegic Communications Inc., a division of AOL Online, Inc. Under the terms of the settlement agreement, the Company, among other things, is obliged to pay a further US$1.5 million comprised of three installments between June 2003 and January 2004.

Continuing operations are dependent on the Company being able to refinance its borrowings due June 30, 2003, pay the remaining installment payments due under the settlement agreement with AOL and increase revenue and achieve profitability. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to pay the remaining installment payments due under the terms of the settlement agreement with AOL, raise additional capital to meet the repayment of the note payable, increase revenue and continue as a going concern.

2.        CONTINGENT LIABILITIES

The US$9 million damages judgment awarded to Tegic was settled pursuant to a written settlement agreement with AOL dated December 6, 2002 and a consent judgment (the "Consent Judgment") dated December 20, 2002. Settlement costs were included as part of legal and litigation costs as at

December 31, 2002, including US$1.5 million (the "Outstanding Balance") which remains to be paid in scheduled installment payments beginning in June 2003 and ending on January 2, 2004. In the event that any of the scheduled Outstanding Balance payments are not paid as required under the terms of the settlement agreement, then the amount of US$9 million less all payments made to AOL to the date of such payment default becomes immediately due and payable by the Company to AOL (the "Default Payment Amount"). In the event of any Outstanding Balance payment default, the Default Payment Amount would range between US$4.5 million to US$6 million depending upon the date of such payment default. Security agreements entered into by the Company with AOL to secure payment of the Default Payment Amount become enforceable in the event of any Outstanding Balance payment default. When the Outstanding Balance is paid to AOL in full on or before the scheduled payment dates, the security agreements entered into by the Company with AOL are terminated and the Company is fully released from any obligation to pay the Default Payment Amount to AOL.

The Default Payment Amount also becomes due and payable by the Company to AOL if, prior to the payment in full of the Outstanding Balance to AOL, any of the following circumstances occurs and are not cured within ten days of occurrence:

(i)	the Company advances any claims against AOL or its affiliates in respect of patent infringement before July 6, 2003;
(ii)	the Company or any other person commences any action to avoid any payments made by the Company to AOL including any of the remaining scheduled installment payments;
(iii)	the Company violates the terms of the Consent Judgment; or
(iv)	the Company breaches any of the terms of the settlement agreement.

3.        COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.